SUBSIDIARIES OF WORKIVA INC.

Name	Jurisdiction

Workiva International LLC	Delaware
Workiva Canada ULC	Canada
Workiva Netherlands B.V.	Netherlands
Workiva Brasil Relatorios Empresariais Online Ltda.	Brazil